MANUALLY SIGNED COPY

02058646

PE
9-1-07

SEP 20 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September, 2002

Commission File Number 1-11412

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Translation of Registrant's Name Into English)

Suite 2303-2306, 23/F, Great Eagle Center, 23 Harbour Road, Wanchai Hong Kong, Special Administrative Region of the P.R.C.
(Address of Principal Executive Offices)

PROCESSED
SEP 24 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____)

HKDOCS01/61409.10

Brilliance China Automotive Holdings Limited (the "Registrant") is furnishing under the cover of Form 6-K an announcement made in the Hong Kong newspapers and a press release issued by the Registrant, in both English and Chinese, of the Registrant dated September 19, 2002 announcing its interim results for the six months ended June 30, 2002 and the payment of a semi-annual dividend.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(華晨中國汽車控股有限公司)*

(incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30TH JUNE, 2002

The board of directors (the "Board") of Brilliance China Automotive Holdings Limited (the "Company") is pleased to announce the unaudited interim financial results of the Company and its subsidiaries (collectively referred to as the "Group") for the six months ended 30th June, 2002. The unaudited interim financial results have been reviewed by the Company's audit committee.

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30th June, 2002

(Expressed in thousands of Rmb except for per share amounts)

	Note	Six months ended 30th June, 2002 (unaudited)	2001 (unaudited)
Turnover	3	2,886,027	3,264,627
Cost of sales		(2,022,566)	(2,274,583)
Gross profit		863,461	990,044
Other revenues	3	19,510	15,084
Selling expenses		(153,529)	(180,372)
General and administrative expenses		(358,181)	(133,949)
Other operating expenses		(13,008)	(23,288)
Operating profit		358,253	667,519
Interest income	3	25,818	51,114
Interest expense		(73,266)	(47,417)
Share of profits less losses of associated companies		26,084	25,493
Profit before taxation and minority interests		336,889	696,709
Taxation	4	(47,264)	(77,939)
Profit after taxation and before minority interests		289,625	618,770
Minority interests		(72)	(129,327)
Net profit attributable to shareholders		289,553	489,443
Proposed dividends	5	15,544	15,544
Basic earnings per share	6	Rmb0.0790	Rmb0.1438

The amount of taxation charged to the consolidated income statement represents:

	Unaudited Six months ended 30th June, 2002 RMB'000	2001 RMB'000
Current taxation:		
PRC enterprise income tax	86,493	75,281
Share of current taxation attributable to associated companies	3,102	2,658
Deferred taxation:		
PRC enterprise income tax	(42,331)	—
	47,264	77,939

5. Dividends

	Unaudited Six months ended 30th June, 2002 RMB'000	2001 RMB'000
2001 Final dividend, declared of HK$0.005 (2000: HK$0.005) per ordinary share *(Note (a))*	19,605	17,912
Interim, proposed of HK$0.004 (2001: HK$0.004) per ordinary share *(Note (b))*	15,544	15,544
	35,149	33,456

Note:

(a) At a shareholders' meeting held on 28th June, 2002, a final dividend of HK$0.005 per ordinary share for the year ended 31st December, 2001 was declared. The declared dividends were not paid as at 30th June, 2002 but were subsequently paid on 3rd July, 2002.

(b) At a meeting held on 19th September, 2002 the directors declared an interim dividend of HK$0.004 per share for the six months ended 30th June, 2002.

6. Earnings per share

The calculation of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of RMB289,553,000 (2001: RMB489,443,000).

The basic earnings per share is based on the weighted average of 3,666,052,900 (2001: 3,402,517,000) ordinary shares in issue during the period. No diluted earnings per share for the six months ended 30th June, 2002 has been presented as the effect of the assumed conversion of the potential ordinary shares outstanding is anti-dilutive. The diluted earnings per share for the six months ended 30th June, 2001 is based on 3,403,263,000 ordinary shares which is the weighted average number of ordinary shares in issue during the period plus the weighted average of 746,000 ordinary shares deemed to be issued at no consideration if all outstanding options had been exercised.

7. Comparison of US GAAP and HK GAAP

The Group has prepared a separate set of accounts for the six months ended 30th June, 2002 in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

Differences between HK GAAP and US GAAP give rise to differences in the reported balances [illegible] and net profit of the Group. The financial effect of the material differences

Unaudited cost of sales decreased by 11.1% from Rmb2,274.6 million in the first six months of 2001 to Rmb2,022.6 million for the same period in 2002. This decrease was primarily due to the decrease in the unit sales and a reduction in costs of the domestic components and parts of minibuses in the first six months of 2002. Cost of sales as a percentage of sales was 70.1% for the first half of 2002, compared to 69.7% for the first half of 2001. The gross profit margin of the Group remained stable at approximately 30% for the first half of both 2001 and 2002.

Unaudited consolidated operating profit for the first six months of 2002 was Rmb358.3 million, representing a 46.3% decrease from Rmb667.5 million for the same period in 2001. The decrease was primarily due to the increase in general and administrative expenses for the first six months of 2002. The increase in the general and administrative expenses was mainly due to the additional depreciation and amortization expenses, pre-operating expenses and R&D expenditure in relation to the "Zhonghua" sedan project. Unaudited profit before taxation and minority interests decreased by 51.6% to Rmb336.9 million for the first half of 2002 from Rmb696.7 million for the first half of 2001.

Unaudited net profit attributable to shareholders decreased by 40.8% to Rmb289.6 million for the first half of 2002 from Rmb489.4 million for the first half of 2001. Unaudited basic earnings per share were Rmb0.0790 for the first half of 2002, compared with that of Rmb0.1438 for the first half of 2001.

INTERIM DIVIDEND

The Board is pleased to declare an interim dividend of HK$0.004 per ordinary share for the six months ended 30th June, 2002 to shareholders whose names appear on the Register of Members as at 16th October, 2002. The dividend will be paid to shareholders by on or before 31st October, 2002.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from Friday, 11th October, 2002 to Wednesday, 16th October, 2002, both dates inclusive, during which no transfers of shares will be effected. In order to qualify for the interim dividend, all transfer documents, accompanied by the relevant shares certificates, must be lodged with the Company's branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration by no later than 4:00 p.m. on Thursday, 10th October, 2002.

USE OF PROCEEDS

As at 30th June, 2002, the Company had used approximately Rmb70 million of the proceeds from the share placement completed on 8th June, 2001 for the expansion of new production facilities and the balance of approximately Rmb140 million for general working capital purposes.

PROSPECTS

During the first quarter of 2002, the Group faced challenging marketing conditions. Being the first year after China's accession to the World Trade Organization, competition in the PRC automotive industry has intensified with the decrease in import tariffs and the increase in license quotas for imported vehicles. In the first quarter of 2002, the unit sales of the Group's minibuses decreased as compared to the same period in 2001 and difficult market conditions have contributed to pricing pressures for some of the Group's minibuses. However, there has been a recovery in the unit sales of the Company's minibuses since April 2002. By focusing on market trends and introducing upgraded models, the Group obtained better operating results in the second quarter of this year. The management anticipates that with (i) the continued improving demand for its minibuses; (ii) the stabilization of the unit selling prices; [illegible] costs of components used in the production of its minibuses in

	Note		
Proposed dividends	5	15,544	15,544
Basic earnings per share	6	Rmb0.0790	Rmb0.1438
Fully diluted earnings per share	6	N/A	Rmb0.1438

NOTES TO THE CONDENSED ACCOUNTS

(Amounts expressed in Rmb unless otherwise stated)

1. **Organization and operations**

The Company was incorporated in Bermuda on 9th June, 1992 with limited liability. The Company's ADSs and shares are traded on The New York Stock Exchange Inc. and The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), respectively.

2. **Basis of preparation and accounting policies**

These unaudited condensed consolidated accounts are prepared in accordance with Hong Kong Statement of Standard Accounting Practice 25, Interim Financial Reporting, issued by the Hong Kong Society of Accountants.

These condensed consolidated accounts should be read in conjunction with the 2001 annual accounts.

The accounting policies and methods of computation used in the preparation of these condensed consolidated accounts are consistent with those used in the annual accounts for the year ended 31st December, 2001 except that the Group has changed certain of its accounting policies following the adoption of the following Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants, which are effective for accounting periods commencing on or after 1st January, 2002:

SSAP 1 (revised):	Presentation of financial statements
SSAP 11 (revised):	Foreign currency translation
SSAP 15 (revised):	Cash flow statements
SSAP 25 (revised):	Interim financial reporting
SSAP 33:	Discontinuing operations
SSAP 34:	Employee benefits

Other than those disclosed in the respective notes to the accounts, the Group considers that the adoption of or the consequential changes made to the above SSAPs do not have a material impact on the accounts of the Group.

3. **Turnover, other revenue and segment information**

The Group was principally engaged in the manufacturing and sale of minibuses and automotive components in the People's Republic of China (the "PRC") during the period ended 30th June, 2002.

An analysis of the Group's turnover and revenue is as follows:

	Unaudited For the six months ended 30th June, 2002 RMB'000	2001 RMB'000
Turnover:		
Sales of minibuses	2,799,427	3,042,223
Sales of automotive components	86,600	222,404
	2,886,027	3,264,627
Other revenues:		
Interest income	25,818	51,114
Other revenues	19,510	15,084
	45,328	66,198
Total revenues	2,931,355	3,330,825

No business or geographical segmentation analysis is provided as less than 10% of the consolidated turnover and less than 10% of the consolidated operating profit of the Group are attributed to business segments other than manufacturing and sale of minibuses or markets outside the PRC.

4. **Taxation**

Hong Kong profits tax has been provided at the rate of 16% (2001: 16%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at rates of taxation prevailing in the jurisdictions in which the companies of the Group operate.

The Group has prepared a separate set of accounts for the six months ended 30th June, 2002 in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

Differences between HK GAAP and US GAAP give rise to differences in the reported balances of assets, liabilities and net profit of the Group. The financial effect of the material differences between HK GAAP and US GAAP are summarized and explained as follows:

	Unaudited Six months ended 30th June, 2002 RMB'000	30th June, 2001 RMB'000
Net profit reported under HK GAAP	289,553	489,443
Stock-based compensation *(Note a)*	—	(15,461)
Amortization of goodwill *(Note c)*	11,148	—
Others	—	882
Net profit reported under US GAAP	300,701	474,864

	Unaudited As of 30th June, 2002 RMB'000	Audited As of 31st December, 2001 RMB'000
Net assets reported under HK GAAP	5,682,651	5,412,703
Effect of interest capitalization *(Note b)*	13,114	13,114
Effect of goodwill amortization *(Note c)*	11,148	—
Others	(6,014)	(6,014)
Net assets reported under US GAAP	5,700,899	5,419,803

Notes:

(a) On 2nd June, 2001, share options were granted to certain directors and employees of the Group entitling them to subscribe for a total of 31,800,000 shares of the Company at a discount of 20% of the average closing price of the shares as quoted on the Stock Exchange for the five business days immediately preceding the date of grant.

US GAAP requires that discounts granted to employees under a compensatory share option scheme be recognized as compensation and charged to expense over the periods expected to be benefited, to the extent that the fair value of the equity instrument exceeds the exercise price of the option on the date of grant. Since the options granted by the Company vested immediately upon grant, compensation expense amounting to Rmb15.5 million associated with the share options was charged to the income statement for the six months ended 30th June, 2001.

Under HK GAAP, there is no specific accounting standard to account for the compensation element in share options. Issuance of shares under such scheme will be recorded like normal share issue transactions.

(b) Under HK GAAP, the amount of borrowing costs eligible for capitalization includes the actual borrowing costs incurred on that borrowing less any investment income earned on the temporary investment of funds pending their expenditure on the qualified assets. Under US GAAP, temporary investment income earned is ignored. As a result, the amount of the net interest capitalized under HK GAAP is lower than that under US GAAP.

(c) Under HK GAAP, goodwill is amortized on a straight-line basis over the expected future economic life, being the shorter of 40 years or the remaining life of the respective joint ventures.

Under US GAAP, the Group adopted SFAS No. 142 since 1st January, 2002 and goodwill amortization was ceased as of that date.

BUSINESS REVIEW

Unaudited consolidated net sales of the Company and its operating subsidiaries, Shenyang JinBei Passenger Vehicle Manufacturing Company Limited ("Shenyang Automotive"), Shenyang XingYuanDong Automotive Component Co., Ltd, Ningbo Yuming Machinery Industrial Company Ltd., Ningbo Brilliance Ruixing Auto Components Co., Ltd., Mianyang Brilliance Ruian Automotive Components Co., Ltd., Shenyang Brilliance Dongxing Automotive Component Co., Ltd. and Shenyang Xingchen Automotive Seats Co., Ltd. (together the "Group") for the first six months of 2002 were Rmb2,886.0 million, representing an 11.6% decrease from Rmb3,264.6 million for the same period in 2001. The decrease in sales was primarily due to the decrease in the unit selling prices and the unit sales of Shenyang Automotive's Mid-priced Minibus and Deluxe Minibus.

Shenyang Automotive sold a total of 29,491 minibuses in the first half of 2002, representing a 7.8% decrease from the 32,000 minibuses sold during the same period in 2001. Shenyang Automotive sold 25,716 of its Mid-priced Minibuses for the first six months of 2002, representing a decrease of 5.4% from the 27,193 units sold during the same period in 2001. Unit sales of the Deluxe Minibus decreased by 21.5% from 4,807 units in the first six months of 2001 to 3,775 units for the same period in 2002.

minibuses decreased as compared to the same period in 2001 and difficult market conditions have contributed to pricing pressures for some of the Group's minibuses. However, there has been a recovery in the unit sales of the Company's minibuses since April 2002. By focusing on market trends and introducing upgraded models, the Group obtained better operating results in the second quarter of this year. The management anticipates that with (i) the continued improving demand for its minibuses; (ii) the stabilization of the unit selling prices; and (iii) the reduction in the costs of components used in the production of its minibuses in the coming months, the performance of the Group's minibus operation for the second half of 2002 will be improved.

The Year 2002 so far has not only been an important year for the Chinese automotive industry, but also an important milestone year for the Group. In May 2002, Shenyang Automotive obtained the final approval from the Chinese Government to produce and sell its "Zhonghua" brand passenger sedan and thus marked the beginning of a new era for the Group. The "Zhonghua" brand sedan was successfully introduced to the market on 20th August, 2002 with positive initial response from the market.

Significant progress was also achieved in the establishment of the joint venture company with BMW AG ("BMW") of Germany. In July 2002, the Chinese Central Government approved the proposal for the establishment of a joint venture with BMW to produce and sell the latest BMW "3" and "5" series models in China. The joint venture with BMW is expected to have an annual production capacity of 30,000 vehicles per annum and is scheduled to begin production in the second half of 2003. The management believes that the "Zhonghua" brand sedan together with the approval for the establishment of the joint venture with BMW allow Shenyang Automotive to capitalize on its expertise in the minibus sector to further expand into the growing sedan market.

The management believes that with its established market position, solid track record and well-defined growth strategies, the Group is well-positioned to capture the market opportunities and navigate through the challenges ahead. To further strengthen the Group's competitive advantages, the management has formulated the following strategies for the Group:

1. Maintain leadership in the minibus industry in the PRC by (i) continuing to deliver high quality minibuses at competitive prices; and (ii) increasing the market share by introducing new and upgraded minibus models;

2. Improve operation efficiency by (i) implementing cost reduction programs, (ii) streamlining production, operational and financial reporting systems and (iii) improving the efficiency of the domestic sales and distribution networks;

3. Build up the brand image and increase the market share of our "Zhonghua" brand sedan by (i) expanding the domestic sales and distribution and after-sales services networks, (ii) improving product quality while maintaining price competitiveness; and (iii) upgrading the standard model by introducing new functions and options;

4. Capitalize on our established relationships with BMW and Toyota to introduce new products and develop new markets in China.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities for the six months ended 30th June, 2002.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial report matters, including the unaudited interim accounts for the six months ended 30th June, 2002.

CODE OF BEST PRACTICE

In the opinion of the directors of the Company, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities ("Listing Rules") on the Stock Exchange throughout the six months ended 30th June, 2002, except that 1) an executive director of the Company failed to observe the notification procedures as set out in Appendix 10.B.5 of the Listing Rules in relation to his personal dealings in securities of the Company in June 2002, and 2) the independent non-executive directors of the Company are not appointed for specific terms and are subject to retirement by rotation and re-election at the annual general meeting in accordance with the Company's bye-laws.

PUBLICATION OF FINANCIAL INFORMATION

The Group's 2002 interim report containing all the information required by paragraphs 46(1) to 46 (6) of Appendix 16 of the Listing Rules will be published on the website of the Stock Exchange in due course.

By Order of the Board
Wu Xiao An
Chairman

Hong Kong, 19th September, 2002

* *For identification purposes only*

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(華晨中國汽車控股有限公司)*

(於百慕達註冊成立之有限公司)

截至二零零二年六月三十日止六個月之中期業績公佈

華晨中國汽車控股有限公司(「本公司」)董事會(「董事會」)欣然公佈本公司及其附屬公司(統稱為「本集團」)截至二零零二年六月三十日止六個月之未經審核中期財務業績。未經審核中期財務業績已由本公司審核委員會審閱。

簡明綜合收益表

截至二零零二年六月三十日止六個月

(除每股數額外，所有款額均以人民幣千元為單位)

	附註	截至六月三十日止六個月 二零零二年 (未經審核)	二零零一年 (未經審核)
營業額	3	2,886,027	3,264,627
銷售成本		(2,022,566)	(2,274,583)
毛利		863,461	990,044
其他收益	3	19,510	15,084
銷售開支		(153,529)	(180,372)
一般及行政開支		(358,181)	(133,949)
其他經營開支		(13,008)	(23,288)
經營盈利		358,253	667,519
利息收入	3	25,818	51,114
利息開支		(73,266)	(47,417)
所佔聯營公司盈利減虧損		26,084	25,493
除稅及少數股東權益前盈利		336,889	696,709
稅項	4	(47,264)	(77,939)
除稅後及少數股東權益前盈利		289,625	618,770
少數股東權益		(72)	(129,327)
股東應佔純利		289,553	489,443
擬派股息	5	15,544	15,544
每股基本盈利	6	人民幣0.0790元	人民幣0.1438元
每股全面攤薄盈利	6	不適用	人民幣0.1438元

簡明賬目附註

(除另有所示外，所有款額均以人民幣為單位)

1. **組織及營運**

本公司於一九九二年六月九日在百慕達註冊成立為有限公司。本公司的美國托存股份及股份分別於紐約證券交易所及香港聯合交易所有限公司(「聯交所」)上市買賣。

2. **編製基準及會計政策**

此等未經審核簡明綜合賬目乃按照香港會計師公會所頒佈之香港會計實務準則第25號「中期財務申報」而編製。

此等簡明綜合賬目應與二零零一年之年度賬目一併閱讀。

編製此等簡明綜合賬目時所使用的會計政策及計算方法，與編製截至二零零一年十二月三十一日止年度之全年賬目所使用者貫徹一致，惟本集團因採納下列由香港會計師公會頒佈於二零零二年一月一日或其後之會計期間生效的會計實務準則而改變其若干會計政策除外：

會計實務準則第1號(經修訂)	：	財務報表之呈報
會計實務準則第11號(經修訂)	：	外幣換算
會計實務準則第15號(經修訂)	：	現金流量表
會計實務準則第25號(經修訂)	：	中期財務申報
會計實務準則第33號	：	終止業務
會計實務準則第34號	：	僱員福利

	未經審核 於二零零二年 六月三十日 人民幣千元	經審核 於二零零一年 十二月三十一日 人民幣千元
按照香港公認會計原則申報之資產淨值	5,682,651	5,412,703
利息資本化之作用(附註b)	13,114	13,114
商譽攤銷之作用(附註c)	11,148	—
其他	(6,014)	(6,014)
按照美國公認會計原則申報之資產淨值	5,700,899	5,419,803

附註：

(a) 於二零零一年六月二日，本集團若干董事及僱員獲授購股權，彼等可按購股權授出日期前五個營業日股份在聯交所報之平均收市價折讓20%之價格，認購本公司之普通股合共31,800,000股。

美國公認會計原則規定，根據補償性購股權計劃授予僱員之折讓須當作補償確認，並於預計受惠期間計入開支，以股本文據之公平價值超過購股權在授出當日之行使價為限。由於本公司授出之購股權在授出後隨即歸屬予承授人，故與購股權有關之補償開支人民幣15,500,000元已於截至二零零一年六月三十日止六個月內計入收益表。

根據香港公認會計原則，並無特定會計標準計算購股權之補償因素。根據該計劃發行之股份會被當作正常之股份發行交易記錄。

(b) 根據香港公認會計原則，合資格撥充資本之借貸成本款額包括進行借貸時所產生的實際借貸成本減有關借貸應用於合資格資產前進行短期投資所賺取之任何投資收入。根據美國公認會計原則，短期投資收入不予受理。因此，按照香港公認會計原則撥充資本之利息淨額會比按照美國公認會計原則撥充資本之數額為少。

(c) 根據香港公認會計原則，商譽乃按照直線法基準於預期未來經濟年期，即四十年或相關合營公司的剩餘年期內(以較短者為準)作出攤銷。

根據美國公認會計原則，本集團已由二零零二年一月一日起採納財務會計準則第142號，由當日起不再作出任何商譽攤銷。

業務回顧

本公司及其經營附屬公司 — 瀋陽金杯客車製造有限公司(「瀋陽客車」)、瀋陽興遠東汽車零部件有限公司、寧波裕民機械工業有限公司、寧波華晨瑞興汽車零部件有限公司、綿陽華晨瑞安汽車零部件有限公司、瀋陽華晨東興汽車零部件有限公司及瀋陽興晨汽車座椅有限公司在二零零二年首六個月的綜合銷售淨額為人民幣2,886,000,000元，較二零零一年同期的人民幣3,264,600,000元減少11.6%。銷售額下降主要因為瀋陽客車的中價輕型客車和豪華輕型客車的售價和銷量下降所致。

瀋陽客車在二零零二年上半年合共售出29,491輛輕型客車，較二零零一年同期的32,000輛減少7.8%。瀋陽客車在二零零二年上半年售出25,716輛中價輕型客車，比二零零一年同期的27,193輛減少5.4%。豪華輕型客車在二零零二年上半年的銷量比二零零一年上半年的4,807輛減少了21.5%至3,775輛。

瀋陽客車之未經審核銷售成本由二零零一年首六個月之人民幣2,274,600,000元下降11.1%至人民幣2,022,600,000元。此項下降主要由於二零零二年首六個月輕型客車銷售額下降及國產零部件成本降低所致。本集團之毛利率仍維持在大約30%。

二零零二年首六個月的未經審核綜合經營盈利達人民幣358,300,000元，較二零零一年同期的人民幣667,500,000元下跌46.3%。經營盈利減少，主要因為二零零二年首六個月一般及行政開支增加所致。一般及行政開支增加主要是因為「中華」轎車項目增加的折舊及攤銷，前期開辦費用及開發研究費用所致。未經審核除稅及未計少數股東利益前盈利，由二零零一年首六個月之人民幣696,700,000元下降51.6%至二零零二年之人民幣336,900,000元。

二零零二年上半年的未經審核股東應佔純利比二零零一年同期的人民幣489,400,000元減少40.8%至人民幣289,600,000元。二零零二年上半年的未經審核每股基本盈利為人民幣0.0790元，去年同期則為人民幣0.1438元。

[illegible]		[illegible]
會計實務準則第15號(經修訂)	：	現金流量表
會計實務準則第25號(經修訂)	：	中期財務申報
會計實務準則第33號	：	終止業務
會計實務準則第34號	：	僱員福利

除賬目之相關附註所披露者外，本集團認為採納以上會計實務準則或該等準則其後之修訂對本集團之賬目並無重大影響。

3. 營業額、其他收益及分類資料

於截至二零零二年六月三十日止期間內，本集團主要在中華人民共和國（「中國」）從事製造及銷售輕型客車及汽車零部件。

本集團的營業額及收益分析如下：

	未經審核 截至六月三十日止六個月 二零零二年 人民幣千元	未經審核 截至六月三十日止六個月 二零零一年 人民幣千元
營業額：		
銷售輕型客車	2,799,427	3,042,223
銷售汽車零部件	86,600	222,404
	2,886,027	3,264,627
其他收益：		
利息收入	25,818	51,114
其他收益	19,510	15,084
	45,328	66,198
總收益	2,931,355	3,330,825

由於製造及銷售輕型客車以外的業務及中國以外的市場佔本集團的綜合營業額及本集團綜合經營盈利分別不足10%，故此並無提供業務或地區分類分析。

4. 稅項

香港利得稅乃根據期內估計應課稅盈利按16%稅率（二零零一年：16%）作出撥備。海外盈利之稅項乃根據期內估計應課稅盈利按本集團成員公司經營業務所在司法權區之現行稅率計算。

於綜合收益表入賬之稅項支出為：

	未經審核 截至六月三十日止六個月 二零零二年 人民幣千元	未經審核 截至六月三十日止六個月 二零零一年 人民幣千元
本期稅項：中國企業所得稅	86,493	75,281
聯營公司應佔本期稅項份額	3,102	2,658
遞延稅項：中國企業所得稅	(42,331)	–
	47,264	77,939

5. 股息

	未經審核 截至六月三十日止六個月 二零零二年 人民幣千元	未經審核 截至六月三十日止六個月 二零零一年 人民幣千元
已宣派二零零一年末期股息，每股普通股0.005港元（二零零零年：0.005港元）（附註(a)）	19,605	17,912
擬派付中期股息，每股普通股0.004港元（二零零一年：0.004港元）（附註(b)）	15,544	15,544
	35,149	33,456

附註：

(a) 於二零零二年六月二十八日舉行的股東大會上，已就截至二零零一年十二月三十一日止年度宣派末期股息，每股普通股0.005港元。已宣派股息於二零零二年六月三十日尚未派付，惟其後已於二零零二年七月三日派付。

(b) 董事於二零零二年九月十九日舉行的會議上，宣派截至二零零二年六月三十日止六個月中期股息每股0.004港元。

6. 每股盈利

每股基本及攤薄盈利乃根據本集團股東應佔盈利人民幣289,553,000元計算（二零零一年：人民幣489,443,000元）。

每股基本盈利乃根據本期間之已發行普通股加權平均數3,666,052,900股（二零零一年：3,402,517,000股）計算。由於假設兌換尚待行使的潛在普通股具有反攤薄作用，故並無就截至二零零二年六月三十日止六個月呈列每股攤薄盈利。截至二零零一年六月三十日止六個月的每股攤薄盈利乃根據該期間之已發行普通股加權平均數3,403,263,000股，加上假設全部尚待行使的購股權獲行使而被視為已按無代價發行的已發行普通股的加權平均數746,000股而計算。

7. 美國公認會計原則與香港公認會計原則之比較

本集團已根據美國公認會計原則就截至二零零二年六月三十日止六個月另行編製財務報表。

香港公認會計原則與美國公認會計原則之差異，導致本集團所申報的資產及負債結餘和純利有所不同。香港公認會計原則與美國公認會計原則之重大差異所造成的財務影響概述及說明如下：

	未經審核 截至六月三十日止六個月 二零零二年 人民幣千元	未經審核 截至六月三十日止六個月 二零零一年 人民幣千元
按照香港公認會計原則申報之純利	289,553	489,443
以股票形式作出之補償（附註a）	—	(15,461)
商譽攤銷（附註c）	11,148	—
其他	—	892

按照美國公認會計

二零零二年上半年的未經審核股東應佔純利比二零零一年同期的人民幣489,400,000元減少40.8%至人民幣289,600,000元。二零零二年上半年的未經審核每股基本盈利為人民幣0.0790元，去年同期則為人民幣0.1438元。

中期股息

董事會欣然向二零零二年十月十六日名列股東名冊的股東宣派截至二零零二年六月三十日止六個月的中期股息每股普通股0.004港元。股息將於二零零二年十月三十一日或之前向股東支付。

暫停辦理股份過戶登記

本公司將於二零零二年十月十一日（星期五）至二零零一年十月十六日（星期三）（包括首尾兩天在內）止期間內暫停辦理股份過戶登記。為了符合收取中期股息的資格，所有過戶文件連同有關的股票必須於二零零二年十月十日（星期四）下午四時正前，交回本公司在香港的股份過戶登記處分處 — 香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712－16室。

所得款項用途

於二零零二年六月三十日，本公司已動用在二零零一年六月八日完成的配股所得的款項約人民幣70,000,000元，擴增新生產設施，以及餘款約人民幣140,000,000元，用於營運資金所需。

前景

於二零零二年首季，本集團曾面對富於挑戰的市場考驗。今年是中國加入世界貿易組織後首年，中國汽車工業由於進口關稅下調和進口汽車許可證配額增加而導致競爭加劇。二零零二年首季，本集團輕型客車的銷售量相對二零零一年同期下降，艱巨的市場環境令本集團輕型客車的售價承受一定壓力。然而，自從二零零二年四月以來，本公司輕型客車的銷售量已有所回升。本集團透過密切觀測市場動向和推出經改良的新車型，已於第二季取得較佳經營業績。管理層預測：(i)輕型客車需求將會持續改善；(ii)售價將會靠穩；和(iii)輕型客車零部件成本於未來數月將會降低，因此，本集團輕型客車業務於二零零二年下半年將會有所改善。

直至目前為止，二零零二年不但對中國汽車工業而言是舉足輕重的一年，對本集團亦為一個重要的里程碑。二零零二年五月，瀋陽客車取得中國政府最終批文，可生產和銷售「中華」牌轎車，標誌著本集團正跨向一個嶄新紀元。二零零二年八月二十日，「中華」牌轎車成功推向市場，並獲得良好的初步市場反應。

本集團與德國 BMW AG（「BMW」）合組的合營公司也取得了重大進展。二零零二年七月，中國中央政府批准了本集團與BMW成立合營公司的方案，可於中國生產和銷售最新型號的 BMW「3」系和 BMW「5」系轎車。預期與 BMW 合組的合營公司的年生產能力達30,000輛，目前計劃於二零零三年下半年開始投產。管理層相信，推出「中華」牌轎車加上獲批准與 BMW 合組合營公司，可使瀋陽客車能夠利用其製造輕型客車領域的專業知識，進一步向正在高增長的轎車市場昂揚拓展。

管理層相信，建基於本集團的既有市場定位、穩健的業績記錄和清晰明確的增長戰略，本集團已處於有利位置可隨時把握市場上的商機，順利克服前方各種挑戰。為了進一步鞏固本集團的競爭優勢，管理層已為本集團制定下列策略：

1. 透過(i)繼續提供高質量及價格具有競爭力的輕型客車；和(ii)推出全新型號和經改良的輕型客車以擴展市場份額，從而保持本集團在中國輕型客車領域的領先地位；
2. 透過(i)推行降低成本措施；(ii)生產、營運和財務申報制度精簡化；和(iii)改善國內的銷售及分銷網絡的效率，從而改善營運效率；
3. 透過(i)壯大國內分銷和售後服務網絡；(ii)提高產品質量並保持具有競爭力的售價；和(iii)增加全新功能和配件選擇，提升標準型號的檔次，從而為「中華」牌轎車塑造品牌形象，提高市場份額；
4. 利用本集團與 BMW 和豐田的既有業務關係，在中國推出全新產品和開發全新市場領域。

購買、出售或贖回本公司的上市證券

本公司或其任何附屬公司在截至二零零二年六月三十日止六個月內，並無購買、出售或贖回本公司任何上市證券。

審核委員會

審核委員會已經與管理層審閱本集團所採用的會計準則和實務指引，亦已討論核數、內部控制以及財務申報等事宜，包括截至二零零二年六月三十日止六個月的未經審核中期賬目。

最佳應用守則

本集團的董事認為，本公司在截至二零零二年六月三十日止六個月內，一直符合香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）附錄十四所載的最佳應用守則，惟(1)本公司一位執行董事於二零零二年六月買賣本人之本公司證券，未遵守上市規則附錄十B.5之通知程序，及(2)本公司的獨立非執行董事並無固定任期，須按本公司的組織章程細則在股東週年大會上輪席告退和重選除外。

公佈財務資料

本集團二零零二年中期報告內載有上市規則附錄十六第46(1)段至46(6)段規定的全部資料，將於適當時候在聯交所網頁內刊登。

承董事會命
主席
吳小安

香港，二零零二年九月十九日

WEBER SHANDWICK
WORLDWIDE

FOR IMMEDIATE RELEASE

For further information contact:

Elsie Chan
Brilliance China Automotive
Holdings Limited
(852) 2523 7227

Mike Wong
Weber Shandwick Worldwide
(HK) Ltd.
(852) 2533 9922

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED ANNOUNCES INTERIM RESULTS; SEMI-ANNUAL DIVIDEND

(HONG KONG, SEPTEMBER 19, 2002) – Brilliance China Automotive Holdings Limited (the "Company") (NYSE: CBA; SEHK: 1114) announced today the interim results for the six months ended June 30, 2002 and the payment of a semi-annual dividend.

Unaudited consolidated net sales of the Company and its operating subsidiaries, Shenyang JinBei Passenger Vehicle Manufacturing Company Ltd. ("Shenyang Automotive"), Shenyang XingYuanDong Automotive Component Co., Ltd. ("Xing Yuan Dong") Ningbo Brilliance Ruixing Auto Components Co., Ltd. ("Ningbo Ruixing"), Mianyang Brilliance Ruian Automotive Components Co., Ltd. ("Mianyang Ruian"), Ningbo Yuming Machinery Industrial Company Ltd. ("Ningbo Yuming"), Shenyang Brilliance Dongxing Automotive Component Co., Ltd. ("Shenyang Dongxing") and Shenyang Xingchen Automotive Seats Co., Ltd. ("Shenyang Xingchen") (together the "Group") in the first six months of 2002 were Rmb2,886.0 million (US$348.6 million), representing an 11.6% decrease from Rmb3,264.6 million (US$394.3 million) for the same period in 2001. The decrease in sales was primarily attributable to the decrease in the selling prices and the unit sales of Shenyang Automotive's Mid-priced Minibus and Deluxe Minibus.

Shenyang Automotive sold a total of 29,491 minibuses in the first half of 2002, representing a 7.8% decrease from the 32,000 minibuses sold during the same period in 2001. Shenyang Automotive sold 25,716 of its Mid-priced Minibuses in the first six months of 2002, representing a decrease of 5.4% from the 27,193 units sold during the same period in 2001. Unit sales of the Deluxe Minibus decreased by 21.5% from 4,807 units in the first six months of 2001 to 3,775 units for the same period in 2002.

Unaudited cost of sales decreased by 11.1% from Rmb2,274.6 million (US$274.7 million) in the first six months of 2001 to Rmb2,022.6 million (US$244.3 million) for the same period in 2002. This decrease was primarily due to the decrease in the unit sales and a reduction in costs of domestic components of minibuses in the first six months of 2002. Cost of sales as a percentage of sales was 70.1% for the first half of 2002, compared to 69.7% for the first half of 2001. The gross profit margin of the Group remained stable at approximately 30% for the first half of both 2001 and 2002.

Unaudited consolidated operating profit for the first six months of 2002 was Rmb309.8 million (US$37.4 million), representing a 53.1% decrease from Rmb660.3 million (US$79.7 million) for the same period in 2001. The decrease was primarily due to the increase in general and administrative expenses for the first six months of 2002. The increase in the general and administrative expenses was mainly due to the additional depreciation and amortization costs, pre-operating expenses and R&D expenditures in relation to the "Zhonghua" sedan project. Unaudited profit before taxation and minority interests decreased by 51.6% to Rmb336.9 million for the first half of 2002 from Rmb696.7 million for the first half of 2001.

Unaudited net profit attributable to shareholders decreased by 36.7% to Rmb300.7 million (US$36.3 million) for the first half of 2002 from Rmb474.9 million (US$57.4 million) for the first half of 2001.

Unaudited basic earnings per ADS were US$0.99 for the first half of 2002, representing a 41.2% decrease from the basic earnings of US$1.69 in the first half of 2001.

Mr. Wu Xiao An, Chairman of the Company, said "The Year 2002 so far has not only been an important year for the Chinese automotive industry, but also an important milestone year for the Group. The formal market launch of our "Zhonghua" brand sedan together with the approval of the proposal for the establishment of the joint venture with BMW AG allow the Group to capitalize on our expertise in the minibus sector to further expand into the growing sedan market in China. With our established market position, solid track record and well-defined growth strategies, the Group is well-positioned to capture the market opportunities and navigate through the challenges ahead."

On September 19, 2002, the Board of Directors declared the payment of a cash dividend of HK$0.004 per ordinary share of the Company's common stock (US$0.051) per ADS). The dividend will be paid on October 31, 2002 to holders of record on October 16, 2002.

The Company, incorporated in Bermuda, was established in 1992 to own a 51% interest in Shenyang Automotive, a Sino-foreign joint venture enterprise established in 1991. Shenyang Automotive, located in Shenyang, the capital of Liaoning Province and the commercial center of the northeastern region of China, is the leading manufacturer and distributor of minibuses in China. In October 1998, June 2000 and July 2000, the Company established Xing Yuan Dong, Ningbo Ruixing and Mianyang Ruian, respectively as its wholly owned subsidiaries to centralize and consolidate the sourcing of auto parts and components for Shenyang Automotive. In May 1998, the Company acquired indirect interests in two components manufacturers: a 51% equity interest in Ningbo Yuming, a wholly foreign-owned Chinese enterprise primarily engaged in the production of automobile window molding and stripping; and a 50% equity interest in Mianyang Xinchen Engine Co., Ltd., a Sino-foreign joint venture manufacturer of gasoline engines for use in passenger vehicles and light duty trucks. In December 2000, the Company acquired a 50% equity interest in Shenyang Xinguang Brilliance Automobile Engine Co., Ltd , a Sino-foreign joint venture manufacturer of gasoline engines. In December 2001, the Company acquired an indirect 100% equity interest in Shenyang Dongxing, a manufacturer of automotive components and established a 90%-owned indirect subsidiary, Shenyang Xingchen, a manufacturer of automotive seats.

※ ※ ※ ※ ※

Translation of amounts from Renminbi (Rmb) to U.S. dollars (US$) for the convenience of the reader has been made at the rate of US$1.00=Rmb 8.28, which is the rate announced by the People's Bank of China on June 28, 2002. No representation is made that the Renminbi amounts could have been, or could be converted into U.S. dollars at that rate or at any other rate. In addition, all financial information presented herein has been prepared in accordance with United States generally accepted accounting principles.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE PERIODS ENDED JUNE 30, 2002 AND 2001

(Expressed in thousands of Rmb, except for share and ADS data)

	For the six months ended	
	2002 (unaudited)	2001 (unaudited)
Sales to third parties	1,223,357	1,191,674
Sales to affiliated companies	1,662,670	2,072,953
Cost of sales	(2,022,566)	(2,274,583)
Gross profit	863,461	990,044
Selling and administrative expenses	(553,667)	(329,782)
Operating income	309,794	660,262
Equity in earnings of associated companies, net	28,639	22,835
Other income (expenses), net	6,502	(2,777)
Income before income taxes and minority interests	344,935	680,320
Income taxes	(44,162)	(75,281)
Income before minority interests	300,773	605,039
Minority interests in consolidated subsidiaries	(72)	(130,175)
Net income	300,701	474,864
Basic earnings per share in Rmb	Rmb 0.0820	Rmb 0.1396
Basic earnings per share in US$	US$ 0.0099	US$ 0.0169
Basic earnings per ADS in US$	US$ 0.9916	US$ 1.6855
Diluted earnings per share in Rmb	Rmb 0.0820	Rmb 0.1395
Diluted earnings per share in US$	US$ 0.0099	US$ 0.0169
Diluted earnings per ADS in US$	US$ 0.9916	US$ 1.6852
Weighted average number of shares outstanding	3,666,052,900	3,402,516,988
Weighted average number of ADSs outstanding	36,660,529	34,025,170
Adjusted weighted average number of shares outstanding	3,666,052,900	3,403,263,143
Adjusted weighted average number of ADSs outstanding	36,660,529	34,032,631

The calculation of earnings per ADS is based on the weighted average number of ADSs outstanding during the periods presented. The weighted average number of ADSs outstanding is calculated based on the assumptions that the ADSs had been in existence throughout all the periods presented and that all of the outstanding shares were held in the form of ADSs (at the ratio of 100 shares for each ADS).

Diluted earnings per share (per ADS) were calculated based on the weighted average number of common shares (ADSs) outstanding plus the weighted average number of shares (ADSs) deemed to be issued as if all outstanding share options granted on June 2, 2001 had been exercised.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brilliance China Automotive
Holdings Limited

Dated: September 20, 2002

By: ______________________
Name: Xiaoan Wu
Title: Chairman